Ballard Power Systems Inc.

News Release

Ballard to Participate at Cowen 43rd Annual Technology, Media & Telecom Conference

For Immediate Release – May 20, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) has announced that the Company will be available to meet with interested institutional investors as part of the Cowen and Company 43rd Annual Technology, Media & Telecom Conference at The New York Palace Hotel in New York City on Thursday, May 28th, 2015.

The Company will also participate at a 1:00 p.m. panel session on the same day, entitled “Looking Under the Hood at Emerging Distributed Generation Technologies” and moderated by Jeffrey Osborne, Managing Director at Cowen and Company.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com